REPUBLIC OF POLAND
                               MINISTRY OF FINANCE
                                Legal Department

VIA FACSIMILE

                                                                 October 5, 2005

Mr. Michael Coco
Securities and Exchange Commission
Division of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Mr. Coco,

     On behalf of the State Treasury of the Republic of Poland, I respectfully request that you accelerate the effectiveness of the State Treasury's Registration Statement, Registration Number 333-128112, to 12 noon, EDT, today or as soon thereafter as is practicable.

     Many thanks for your assistance.

                                 Yours faithfully,

                                   /s/ Andrzej Sobolak
                                 ---------------------------------------------
                                 Name:   Andrzej Sobolak
                                 Title:  Deputy Director of Legal Department,
                                         Ministry of Finance, Republic of Poland